Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VR Simulations, Inc.
200 W 67th St #12D
New York, NY 10023
https://octonicvr.com/

Up to $1,234,999.26 in Class C Common Stock at $2.07
Minimum Target Amount: $14,999.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VR Simulations, Inc.
Address: 200 W 67th St #12D, New York, NY 10023
State of Incorporation: DE
Date Incorporated: October 06, 2016

Terms:

Equity

Offering Minimum: $14,999.22 | 7,246 shares of Class C Common Stock
Offering Maximum: $1,234,999.26 | 596,618 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $2.07
Minimum Investment Amount (per investor): $103.50

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">**Investment Incentives & Bonuses***</p>

Time-Based Perks

Loyalty Bonus - Add Registered on TTWs

 10% bonus shares

24 Hours Friend Early Bird Bonus

Invest within the first 24 hours and receive 30% bonus shares

48 Hours Bonus

Invest within the first 48 hours and receive 25% bonus shares

72 Hours Bonus

Invest within the first 72 hours and receive 20% bonus shares

1st Week Bonus

Invest within 7 days and receive 15% bonus shares

2 Weeks Bonus

Invest within 14 days and receive 8% bonus shares

1st Month Bonus

Invest within 30 days and receive 2% bonus shares

Amount-Based or Volume-Based Perks

<u>$103+ Supporter</u>

Octonic 3-month subscription ($60 value)

<u>$250+ Enthusiast</u>

2% Bonus Shares + Octonic 6-month subscription ($120 value)

<u>$500+ Regular</u>

4% Bonus Shares + Octonic 1-year subscription ($240 value) + 5% Meta Quest rebate + 5% NoblePro (EU) or Horizon (World) treadmill discount

<u>$1,000+ Expert</u>

6% Bonus Shares + Octonic 2-year subscription ($480 value) + 10% Meta Quest rebate + 10% NoblePro (EU) or Horizon (World) treadmill discount

<u>$2,500+ Pro</u>

8% Bonus Shares + Octonic lifetime subscription (over $1,000 value) + 10% Meta Quest rebate + 10% NoblePro (EU) or Horizon (World) treadmill discount

<u>$5,000+ Beta</u>

10% Bonus Shares + Octonic lifetime subscription (over $1,000 value) + 15% Meta Quest rebate + 15% NoblePro (EU) or Horizon (World) treadmill discount + Invitation to Octonic's Beta testing program

<u>$10,000+ VIP</u>

12% Bonus Shares + Octonic lifetime subscription (over $1,000 value) + 20% Meta Quest rebate + 20% NoblePro (EU) or Horizon (World) treadmill discount + Invitation to Octonic's Beta testing program + VIP access to future company events

<u>$20,000+ Advocate</u>

15% Bonus Shares + Octonic lifetime subscription (over $1,000 value) + 25% Meta Quest rebate + 25% NoblePro (EU) or Horizon (World) treadmill discount + Invitation to Octonic's Beta testing program + Featured on our website as one of our supporters

<u>$50,000+ Elite</u>

20% Bonus Shares + Octonic lifetime subscription (over $1,000 value) + 30% Meta Quest rebate + 30% NoblePro (EU) or Horizon (World) treadmill discount + Optional Perks For Your Business (Logos in rotation in-game, Video placements, Paid advertising campaign, Sponsored influencer collaboration)

*In order to receive perks from an investment, one must submit a single investment in

the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

VR Simulations, Inc. (dba "Octonic") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $2.07 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $207. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

VR Simulations, Inc. (dba "Octonic" or the "Company") is a C-Corp organized under the laws of the state of Delaware that develops VR fitness software. The Company's business model consists of offering free downloads for demo access, with in-app purchases for full access, while focusing on gamers, fitness enthusiasts, and recreational VR users. Our software is sold across the world at stores like Meta's AppLab and Walmart. The Company has a team with deep experience with treadmills and VR motion simulators, and they leveraged that experience to build and develop the Octonic product. The Company is targeting the VR/AR market with a 13.72% CAGR over the next several years, and addressing a major need in the fitness industry, which has been slow to innovate.

We believe Octonic VR is the first and only software company that connects VR headsets with treadmills, allowing users to safely and comfortably exercise with friends in VR worlds the company has created. Our product transforms boring treadmill workouts into fun, social fitness adventures without leaving your home or gym.

The Company's Intellectual Property ("IP"): The Company has over 20 innovations across 3 main utility patents in the United States under VR Simulations, Inc., filed

with the USPTO in the USA and with PCT in over 150 countries on various dates across 2021-2023. In addition to this, VR Simulations, Inc. has other IP that it has developed including trademarks for its word mark and design mark in 2022.

Competitors and Industry

Industry

The VR/AR industry is currently estimated at $25.2 billion in revenue (2022) and is projected to grow at a 13.72% CAGR over the next four years and is predicted to reach $52.05 billion in revenue by 2027.

Competitors

We don't have direct competitors in the VR Fitness Treadmill space. Our product is unique. Some indirect VR competitors will be described below.

FitXR and SuperNatural are examples of VR software companies focused on XR fitness, including HIIT and dance workouts. We are different in that we focus on integration with fitness treadmills using our proprietary VR Motion Engine, while other VR cardio apps offer only stationary exercises.

Holofit is a company that is trying to integrate VR with fitness equipment like ellipticals and stationary bikes, but they haven't created a connected solution for fitness treadmills. The technical challenge to synchronize and connect with treadmills is a tall one, and our team is best equipped to address this challenge, due to our experience with treadmills. This has allowed us to get significantly ahead of Holofit and other VR fitness companies in developing and distributing a VR solution for treadmills. We have proprietary software and a head start on treadmill manufacturer partnerships, making it difficult for potential new entrants to compete with us.

Zwift is a software company that builds software for stationary treadmills. However, they do not offer a VR experience and are building a less immersive product. Our product offers to literally take users to different virtual worlds that they can explore and heighten their workout experience.

Current Stage and Roadmap

We are distributing the product to consumers through Meta's AppLab store. To date, over 6,000 customers have downloaded the app, which includes more than 650 customers who have purchased access to our running worlds through three options: a la carte purchases, all worlds packages, or subscription plans.

In the short term, we plan on expanding the variety of exercise options for our customers. This includes adding new worlds to our library on a monthly basis. To date, we have created fully synthetic virtual environments and will continue to do so, in addition to now adding close to photo-realistic captures of running trails, as well as a run-in-place option for those without access to treadmills. We also are in the process of building partnerships with gyms and fitness centers to offer the product at their

locations to members.

In the long term, we see a number of opportunities for growth. Our product can be used off-the-shelf in health care and rehabilitation. We see opportunities in education and in military applications. We also plan to adapt the technology for use with other fitness machines like ellipticals, rowing machines, and stationary bikes. Furthermore, we plan to host multi-person social VR events like marathons to bring people together in VR while exercising.

The Team

Officers and Directors

Name: Ilya Polokhin

Ilya Polokhin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March, 2020 - Present
  Responsibilities: In charge of company operations. Currently takes a salary of $60,000 per year. Owns 64% of the Company's outstanding securities.

- **Position**: Head of Product Development
  Dates of Service: March, 2020 - Present
  Responsibilities: In charge of product development

- **Position:** Board Member
  Dates of Service: October, 2016 - Present
  Responsibilities: Oversight of corporate activities and performance.

Name: David (Nan) Lin Wen

David (Nan) Lin Wen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief of Engineering
  Dates of Service: March, 2020 - Present
  Responsibilities: The chief engineer behind company's software. Currently takes a salary of $60,000 per year. Owns 10% of the Company's outstanding securities.

- **Position:** Head of Software
  Dates of Service: March, 2020 - Present
  Responsibilities: David leads software development for the company.

- **Position:** Board Member
  Dates of Service: September, 2021 - Present
  Responsibilities: Oversight of corporate activities and performance.

Name: Nahiyan Ahmad

Nahiyan Ahmad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Officer
  Dates of Service: March, 2022 - Present
  Responsibilities: Nahiyan leads business development and helps drive the company's strategic partnerships, fundraising, and operations. Currently takes a salary of $60,000 per year.

Other business experience in the past three years:

- **Employer:** Jump into the Light
  Title: VP, Business Development
  Dates of Service: April, 2017 - February, 2022
  Responsibilities: Led the company's strategic partnerships, sales, and pricing strategies.

Name: Pradeep Fernandez

Pradeep Fernandez's current primary role is with Boeing. Pradeep Fernandez currently services 1.5 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, Strategy Advisor
  Dates of Service: September, 2021 - Present
  Responsibilities: Strategic Adviser. Currently does not take a salary. Owns <1% of the Company's outstanding securities; earning 0.25% per year.

Other business experience in the past three years:

- **Employer:** Boeing
  Title: Vice President, Strategy
  Dates of Service: October, 2011 - Present
  Responsibilities: Advising on operational, distribution and marketing strategy. Human relations and motivation advising.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering stocks in the amount of up to $1.2 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates may be low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights

The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

VR Simulations, Inc. created the Octonic brand in 2021. Accordingly, the Product has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any

shares once our directors determine that we are financially able to do so. VR Simulations, Inc. has incurred a net loss since creating the Octonic brand in 2021 and has had limited revenues generated since the launch of Octonic sales in 2022. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and insignificant revenue. If you are investing in this company, it's because you think that Octonic is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Furthermore, Octonic has never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

Not all the Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may be registered with all the proper authorities, even though it has taken numerous steps to protect its IP. We believe one of the most valuable components of the Company is our intellectual property portfolio, which includes three utility patent applications covering over 20 innovations, as well as trademark applications covering our word mark and design mark. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it the Company's value may be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company may lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on VR Simulations, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on VR Simulations, Inc. could harm our reputation and materially negatively impact our financial condition and business.

VR Simulations, Inc. (dba Octonic) is in the process of paying an outstanding balance owed to the New York State Department of Labor.

The New York State Department of Labor issued three (3) liens against VR Simulations, Inc. for unpaid labor taxes. A payment plan was created and as of May 22, 2023, the unpaid balance is $2,053.06.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ilya Polokhin (voting power includes votes granted by proxy)	6,700,000	Class B Common Stock	99.27%

The Company's Securities

The Company has authorized Series Seed Preferred Stock, Preferred Stock, Class A Common Stock, Class B Common Stock, Class C Common Stock, SAFE, SAFE, Promissory Notes - External Long Term, Promissory Notes - Internal Short Term, and Promissory Notes - Internal Long-Term. As part of the Regulation Crowdfunding raise, the Company will be offering up to 596,618 of Class C Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 2,000,000 with a total of 1,145,143 outstanding.

Voting Rights

1 vote per share

Material Rights

Liquidation. In the event of a liquidation, dissolution or winding up of the Corporation, the holders of Series Seed Preferred Stock will have the right to be paid, before any distribution or payment is made to other holders of capital stock, an amount equal to $0.50 per share of Series Seed Preferred Stock. The remaining assets will be distributed pro rata to the holders of the Class A Common Stock, Class B Common Stock, and the Class C Common Stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Conversion.

(i) Voluntary. The Series Seed Preferred Stock may be converted at any time, at the option of the holder, into shares of Class A Common Stock. The conversion rate will initially be 1:1, subject to customary adjustments.

(ii) Automatic. Each share Series Seed Preferred Stock will automatically convert into Class A Common Stock, at the then applicable conversion rate, upon (i) the closing of a firm commitment underwritten public offering of common stock, or (ii) the consent

of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock.

Certain Restrictions. So long as any shares of the Series Seed Preferred Stock are outstanding, consent of the holders of at least a majority of the Series Seed Preferred Stock will be required for any action that: (i) alters any provision of the certificate of incorporation if it would adversely alter the rights, preferences, privileges or powers of the Series Seed Preferred Stock; (ii) changes the authorized number of shares of Series Seed Preferred Stock; or (iii) approves any merger, sale of assets or other corporate reorganization or acquisition.

Anti-Dilution. Each holder of Series Seed Preferred Stock will have a right to purchase its pro rata share of any offering of new securities by the Corporation, except in the event such offering is made via crowdfunding. The pro rata share will be based on the ratio of (x) the number of shares of Class A Common Stock held by such holder (on an as-converted basis) to (y) the Company's fully-diluted capitalization (on an as-converted and as-exercised basis). This right will terminate on the earlier of (i) immediately prior to the Corporation's initial public offering or (ii) seven years after the date the holder of Series Seed Preferred Stock first invested capital (debt or equity) in the Corporation. Upon receipt of notice from the Company that an offering will occur, each holder shall have ten (10) business days to elect, in writing, to purchase its pro rata share of such offering; a holder shall be deemed to decline to purchase its pro rata share if the holder fails to provide written notice within the time period prescribed.

Information Rights. As soon as practicable, the Company will deliver to each holder of Series Seed Preferred Stock, (i) unaudited annual financial statements and (ii) unaudited quarterly financial statements. The information rights will terminate upon an initial public offering.

Market Stand-Off. Holders of Series Seed Preferred Stock may not to effect any transactions with respect to any of the Corporation's capital stock within 180 days following the Corporation's initial public offering, provided that all officers, directors and 1% stockholders of the Company are similarly bound.

Preferred Stock

The amount of security authorized is 750,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and

the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences, and relative, participating, optional, and other special rights of each series of preferred stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Class A Common Stock

The amount of security authorized is 2,000,000 with a total of 690,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Liquidation. In the event of a liquidation, dissolution or winding up of the Corporation, the holders of Series Seed Preferred Stock will have the right to be paid, before any distribution or payment is made to other holders of capital stock, an amount equal to $0.50 per share of Series Seed Preferred Stock. The remaining assets will be distributed pro rata to the holders of the Class A Common Stock, Class B Common Stock, and the Class C Common Stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 7,700,000 outstanding.

Voting Rights

20 votes per share

Material Rights

Liquidation. In the event of a liquidation, dissolution or winding up of the Corporation, the holders of Series Seed Preferred Stock will have the right to be paid, before any distribution or payment is made to other holders of capital stock, an amount equal to $0.50 per share of Series Seed Preferred Stock. The remaining assets will be distributed pro rata to the holders of the Class A Common Stock, Class B Common Stock, and the Class C Common Stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Conversion of Class B Stock into Class A Stock. Subject to and upon compliance with the provisions of this Section 3 and exceptions or limitations as set forth in any applicable stockholder's agreement, if at any time the record holder of Class B Stock is other than the initial owner of record of such share of Class B Stock, such share of Class B Stock shall automatically convert to a share of Class A Stock. In addition, Class

B Stock shall automatically convert to a share of Class A Stock if the holder of such Class B Stock is no longer employed by the Corporation for any reason.

The total amount outstanding includes 4,620,000 Class B Common Stock that has vested.

The total amount outstanding includes 3,080,000 Class B Common Stock that has not vested, but will vest over the course of the next two years.

Class C Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Liquidation. In the event of a liquidation, dissolution or winding up of the Corporation, the holders of Series Seed Preferred Stock will have the right to be paid, before any distribution or payment is made to other holders of capital stock, an amount equal to $0.50 per share of Series Seed Preferred Stock. The remaining assets will be distributed pro rata to the holders of the Class A Common Stock, Class B Common Stock, and the Class C Common Stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Conversion of Class C Stock into Class A Stock. The Board of Directors may, at any time, elect to convert Class C Stock into Class A Stock on a 1:1 basis.

SAFE

The security will convert into Equity and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 25.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Priced institutional equity round

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Equity and the terms of the SAFE are outlined below:

Amount outstanding: $400,000.00
Interest Rate: 0.0%

Discount Rate: 20.0%
Valuation Cap: $18,750,000.00
Conversion Trigger: Priced institutional equity round

Material Rights

There are no material rights associated with SAFE.

Promissory Notes - External Long Term

The security will convert into Class c common stock and the terms of the Promissory Notes - External Long Term are outlined below:

Amount outstanding: $100,000.00
Maturity Date: June 30, 2023
Interest Rate: 15.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: In the event Issuer successfully closes a financing in which Issuer receives at least $250,000 from a third party through Borrower's sale of debt, equity, or a SAFE Agreement

Material Rights

There are no material rights associated with Promissory Notes - External Long Term.

Promissory Notes - Internal Short Term

The security will convert into Class c common stock and the terms of the Promissory Notes - Internal Short Term are outlined below:

Amount outstanding: $41,350.00
Maturity Date: June 30, 2023
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: In the event Borrower successfully closes a financing in which Borrower receives at least $250,000 from a third party through Borrower's sale of debt, equity, or a SAFE Agreement

Material Rights

There are no material rights associated with Promissory Notes - Internal Short Term.

Promissory Notes - Internal Long-Term

The security will convert into Class b and the terms of the Promissory Notes - Internal Long-Term are outlined below:

Amount outstanding: $41,281.00

Maturity Date: January 01, 2024
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Maturity

Material Rights

There are no material rights associated with Promissory Notes - Internal Long-Term.

What it means to be a minority holder

As a minority holder of Class C Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $480,363.00
  Use of proceeds: Product development, partnership and distribution networks . This notes were converted into Preferred Seed Stock as of 5/26/23
  Date: May 31, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $15.00
  Number of Securities Sold: 1,500
  Use of proceeds: Founder's initial stock distribution (Ilya Polokhin)
  Date: October 06, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $69.00
  Number of Securities Sold: 690,000
  Use of proceeds: Vested shares granted to a co-founder (Mikhail Zhavoronkov)
  Date: May 26, 2023
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $770.00
  Number of Securities Sold: 7,700,000
  Use of proceeds: All shares assigned to co-founders Ilya Polokhin and David (Nan) Wen.
  Date: May 26, 2023
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $695,445.03
  Number of Securities Sold: 1,145,143
  Use of proceeds: Series Seed Notes Conversion (non-cash transaction)

Date: May 26, 2023
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

From 2021 to 2022, The Company shifted its focus from Hubneo VR Lab, a VR simulation center in Manhattan, to its current focus, Octonic, a VR software company. Octonic in its early stages generated minimal revenues over the course of 2022 as the product was being developed. As a result, The Company generated $7,522 in fiscal year 2021 (represents residual revenue from Hubneo VR Lab, which was closed by midyear 2021), compared to $2,778.04 in 2022 (represents Octonic Early Product revenue after its launch in the second half of 2022).

Cost of sales

In 2021, The Company's business centered around Hubneo VR Lab, a VR simulation center that had been in operation since 2017, and because the brand had name recognition, it required minimal costs to achieve sales and less than $1,000 was spent during the fiscal year. In 2022, the Company transitioned to VR software sales with Octonic and the paid product was launched in the latter part of the year. Early Product sales were minimal in 2022, and The Company reported $0 in cost of sales during the 2022 fiscal year.

Gross margins

The gross margins for fiscal years 2021 and 2022 are below $10,000 and are immaterial for the purposes of this document.

Expenses

From 2021 to 2022, as The Company transitioned its focus from Hubneo VR Lab to Octonic, after receiving an institutional financing in the end of 2021, it increased spending on R&D, marketing, and team building, leading to the launch of both a demo in January 2022 and the paid product in September 2022. These activities led to an increase in expenses from $243,513 in fiscal year 2021 to $463,841 in fiscal year 2022.

Historical results and cash flows:

The Company is currently in the early sales and initial production stage and recently started generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are in the process of establishing brand recognition and have limited distribution, due to not being accepted into Meta's main app store. Past cash was primarily generated through selling the app on Meta's AppLab store, which is a niche store for apps in early development that doesn't offer the same level of exposure and marketing options that Meta's main store does. Our goal is to gain acceptance to Meta's main store within the next year, which will increase brand recognition and sales significantly. In April 2023, we launched sales with Walmart online. In the coming year, we also plan to launch the product with other VR content distribution platforms, including but not limited to Pico's and HTC's VR Stores. Given that sales capabilities and potential on AppLab do not come close to those of Meta's main store and other aforementioned online platforms, we strongly believe that our historical sales are not accurately representative of our future sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2023, the Company has $4,471.35 cash on hand. Other current capital resources include funding from founders on an as-needed basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds will help us to launch an all encompassing global marketing campaign and continue building and improving the product. The above will result in increased brand recognition and product customer awareness, which will in turn lead to more sales for the Company.

The funds will also cover operational costs, which include administration, supplies, and office space.

Finally, the funds will also provide the Company with a resource for unforeseen costs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, over 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate that the Company will be able to operate for six months, based on a monthly spend of $2,500 per month with the rest of expenses funded from revenues and external financing. About 40% of this money will be spent on marketing, 30% will be spent on product development, and the remaining 30% will be spent on operations.

In order for the Company to more fully realize its long-term goals, $0.5 million will be an optimal raise.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1.235 million, we anticipate the Company will be able to operate for 20 months. Of the funds, $1 million will be used at a $50,000 per month spend. Of this monthly spend, 42% will be committed to marketing, 25% to operations, 25% to product development, and 8% to contingent funds.

The remaining $0.2 million will be used for short term liabilities that have been essential to guide the Company to its current stage. These commitments include $15,625 for employee salaries, $32,907 to vendors (patent attorney and game developers fees), $51,350 to loans and notes from affiliates (in 2023, CEO Ilya Polokhin loaned to the Company this amount from his personal funds), and $103,000 to 3rd party loans and notes. Proceeds from above loans and notes were used for marketing, operations, and product development, including preparation for this crowdfunding campaign.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital from institutional and angel investors. Waarde Capital, an

institutional investor from the Company's early seed round, has committed another $0.5 million toward this current round of funding on the condition that the Company raises at least $1 million during this round from the crowdfunding campaign and the institutional funding campaign.

Indebtedness

- **Creditor:** Employees - Short Term
  Amount Owed: $15,625.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2023

- **Creditor:** Vendors - Short Term
  Amount Owed: $32,907.50
  Interest Rate: 15.0%
  Maturity Date: June 30, 2023

- **Creditor:** Ilya Polokhin (CEO) - Short Term
  Amount Owed: $51,350.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2023

- **Creditor:** 3rd Parties - Short Term
  Amount Owed: $8,000.00
  Interest Rate: 15.0%
  Maturity Date: June 30, 2023

- **Creditor:** Affiliates (Investors, Advisors) - Short Term
  Amount Owed: $95,000.00
  Interest Rate: 15.0%
  Maturity Date: June 30, 2023

- **Creditor:** Employees - Long Term
  Amount Owed: $39,132.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2024

- **Creditor:** Ilya Polokhin (CEO) - Long Term
  Amount Owed: $41,281.22
  Interest Rate: 0.0%
  Maturity Date: June 30, 2024

Related Party Transactions

- **Name of Entity:** Ilya Polokhin
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Long Term Loan to the Company
  Material Terms: $41,281.22 were loaned to the Company at 0% from personal funds over 2021 and 2022. Return in more than 1 year on 6/30/2024

- **Name of Entity:** Ilya Polokhin
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Short Term Loan to the Company
  Material Terms: $51,350.00 we loaned to the Company at 0% from Ilya's personal funds. Return on 6/30/2023

- **Name of Entity:** Olga Nikitina
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Short Term Loan to the Company.
  Material Terms: $5,000, 15% interest, 6/30/2023 return date

- **Name of Entity:** Greg Vaisberg
  Relationship to Company: Investor and Advisor to the Company
  Nature / amount of interest in the transaction: Short Term Loan to the Company
  Material Terms: $20,000, 15% interest, 6/30/2023 return date

- **Name of Entity:** Pradeep Fernandes
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Short Term Loan to the Company
  Material Terms: $70,000, 15% rate, 6/30/2023 return

Valuation

Pre-Money Valuation: $19,737,746.01

Valuation Details:

VR Simulations, Inc. (dba "Octonic" or the "Company") determined its pre-money valuation based on an analysis of the following factors.

Valuation details:

Multiple methods were used to arrive at this valuation, including discounted cash flow model, prior independent institutional investor assessment, and funding results of a company operating in the same industry with comparable offering. Each of the above methods will be reviewed in greater detail below and a conclusion about Octonic's current valuation will be made.

The value of the Company using the discounted cash flow model (DCF): $19.75M

The Company used a Terminal Value (TV) approach to determine its value into perpetuity beyond a forecast period which was set to 3 years from 2023 till 2025. When preparing a discounted cash flow model, Octonic conservatively assumed a discount rate of 20% and perpetual growth rate of 10%. With the projected annualized gross revenue by the end of 2025 of $33M and free cash flow of $8M, the enterprise value in today's money came to ~$19.75M.

Projected COGS are as follows: 2023: ($12,000), 2024 ($91,000), 2025: ($260,000)

Fixed Costs are projected as follows: 2023: ($16,000), 2024: ($128,000), 2025: ($360,000).

Projected Profits are as follows: 2023: ($444,000), 2024: ($1,432,000), 2025: $1,788,000

Octonic's prior round of funding valuation: $18.75M

As of the end of 2021, Octonic raised $0.5M from a group of angel investors and $0.45M from Waarde Capital global venture fund as part of an early seed round. During the institutional round, Waarde Capital did an independent evaluation of the company and offered a CAP valuation of $18.75. Since receiving the funding at this valuation, Octonic has achieved the following major milestones:

Filed three utility patents on over 20 innovations.

Octonic VR developed nine running worlds, while the App has been downloaded by over 6,000 users.

Released its paid product in Meta's AppLab store in August 2022, and started selling in Walmart's online store in April 2023.

Launched joint sales and marketing with NoblePro treadmill manufacturer in April 2023.

In the opinion of Octonic's team, the above achievements bring significant value for shareholders. However, accounting for the global economic downturn and to make the current offering more attractive to investors, the Company decided to adjust up the prior obtained valuation by just $1M. Therefore, we believe our ~$19.75M PMV is justified.

Valuation of a company in the same industry and with identical product: $30.5M

VirZoom (https://virzoom.com/) builds VR software for non-fitness-machine exercises and for stationary bikes. While they are ahead of Octonic in terms of market adoption with arguably easier-to-build VR bike solutions (vs. Octonic's locomotion treadmill software), a comparison with their first half of the 2022 funding campaign can offer some insights. By mid-2022, VirZoom raised $2.2M from a crowdfudning campaign on

Wefunder at a $30.5M pre-money valuation.

When arriving at Octonic's valuation using VirZoom as a benchmark, it was taken into account that VirZoom launched its product more than two years ahead of Octonic's and, as a result, has more market traction to date. With the above in mind and to present a conservative valuation for Octonic, we relied upon VirZoom's valuation but discounted it, for the reasons above, by 35% or around $11M. Resulting in Octonic's ~$19.75M PMV.

Conclusion

After comparing the results of the different methods and sources of valuation described above, management decided to use a consensus amount of $19,737,746.01 as both a reliable and conservative estimate of the Company's pre-money value.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $450,000 in SAFEs and $182,631 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,999.26, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*

42.0%

We will use the marketing funds to grow our name recognition. Specifically, we will allocate the funds to social media, digital advertising, and website development.

- *Operations*
25.0%
We will use the operations funds to cover administrative costs for the business. This includes office rent, supplies, and tech stack subscriptions.

- *Research & Development*
25.0%
We will use the research and development funds to further build out and improve the product. This includes hiring a talented team, investing in headsets, performing tests, and paying for software infrastructure.

- *Contingency*
2.5%
We will reserve 2.5% of the funds for contingency purposes. This will cover unforeseen costs that inevitably will come up during the operation of the business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://octonicvr.com/ (https://octonicvr.com/annualreview).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/octonicvr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VR Simulations, Inc.

[See attached]

VR SIMULATIONS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
VR Simulations, Inc.
New York, New York

We have reviewed the accompanying financial statements of VR Simulations, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 17, 2023
Los Angeles, California

VR SIMULATIONS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	10,868	$	385,711
Total Current Assets		10,868		385,711
Property and Equipment, net		10,688		13,168
Total Assets	$	21,556	$	398,878
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	90,000	$	-
Other Current Liabilities		48,603		11,121
Total Current Liabilities		138,603		11,121
Promissory Notes and Loans		-		50,000
Shareholder Loan		41,281		32,650
Convertible Note		480,363		480,363
Accrued Interest on Convertible Notes		39,320		29,747
Total Liabilities		699,567		603,880
STOCKHOLDERS EQUITY				
Common Stock		15		15
Simple Agreement for Future Equity (SAFEs)		548,438		548,438
Retained Earnings/(Accumulated Deficit)		(1,226,463)		(753,455)
Total Stockholders' Equity		(678,011)		(205,002)
Total Liabilities and Stockholders' Equity	$	21,556	$	398,878

See accompanying notes to financial statements.

VR SIMULATIONS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	2,778	$	7,522
Cost of Goods Sold		-		-
Gross profit		2,778		7,522
Operating expenses				
General and Administrative		453,177		220,359
Research and Development		4,774		21,208
Sales and Marketing		5,889		1,945
Total operating expenses		463,841		243,513
Operating Income/(Loss)		(461,063)		(235,991)
Interest Expense		11,946		9,435
Other Loss/(Income)		(0)		84,078
Income/(Loss) before provision for income taxes		(473,009)		(329,503)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(473,009)	$	(329,503)

See accompanying notes to financial statements.

VR SIMULATIONS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Simple Agreement for Future Equity (SAFEs)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2020	1,500	$ 15		$ (423,952)	$ (423,937)
Issuance of Simple Agreement for Future Equity (SAFEs)			$ 548,438		548,438
Net income/(loss)				(329,503)	(329,503)
Balance—December 31, 2021	1,500	15	548,438	$ (753,455)	$ (205,002)
Net income/(loss)				(473,009)	(473,009)
Balance—December 31, 2022	1,500	$ 15	$ 548,438	$ (1,226,463)	$ (678,011)

See accompanying notes to financial statements.

VR SIMULATIONS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD$ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(473,009)	$	(329,503)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		2,480		2,480
Change in Fair Value of SAFEs				98,438
Changes in operating assets and liabilities:				
Other Current Liabilities		37,482		7,521
Accrued Interest on Convertible Notes		9,573		9,155
Net cash provided/(used) by operating activities		**(423,474)**		**(211,909)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		8,631		27,433
Borrowing on Promissory Notes and Loans		40,000		50,000
Borrowing on Convertible Notes				64,970
Issuance of SAFEs		-		450,000
Net cash provided/(used) by financing activities		**48,631**		**592,403**
Change in Cash		(374,842)		380,493
Cash—beginning of year		385,711		5,217
Cash—end of year	$	**10,868**	$	**385,711**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		-		-
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

VR Simulations Inc. was incorporated on October 6, 2016 in the state of Delaware. The financial statements of VR Simulations, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Octonic is a VR software company that connects VR headsets with treadmills, allowing users to safely and comfortably exercise with friends in VR worlds they've created, making treadmill exercise a next-level experience. Octonic is compatible with forty treadmill brands in connected mode and with 99% of treadmills in non-connected mode, while offering a non-treadmill mode that allows users to run in place. The app works with 99% of treadmills on the market in non-connected mode, where runners adjust the physical treadmill's speed manually, utilizing a passthrough viewbox.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $135,711, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer & Simulators	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

VR Simulations, Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from its VR software that connects VR headsets with treadmills.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $5,889 and $1,945, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expenses	31,855	-
Accrued Interest	2,193	280
Payroll Liabilities	14,556	10,841
Total Other Current Liabilities	$ 48,603	$ 11,121

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer & Simulators	$ 58,548	$ 58,548
Property and Equipment, at Cost	**58,548**	**58,548**
Accumulated depreciation	(47,861)	(45,381)
Property and Equipment, Net	$ 10,688	$ 13,168

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $2,480 and $2,480, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,500 shares of Common Stock with par value of $0.01. As of December 31, 2022, and December 31, 2021, 1,500 shares have been issued and are outstanding.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2022	2021
Safes I	$ 50,000	Fiscal Year 2017	$ 5,000,000	25%	$ 50,000	$ 50,000
Safes II	$ 400,000	Fiscal Year 2017	$ 18,750,000	20%	$ 400,000	$ 400,000
Change in Fair Value of SAFEs					$ 98,438	$ 98,438
Total SAFE(s)	$ 450,000				$ 548,438	$ 548,438

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase amount divided by the conversion price.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will receive a portion of equal to the greater of (i) The purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price (the "Conversion amount"). If there is a Dissolution Event before this instrument expires or terminates, the investor will automatically be entitled to receive a portion of proceeds equal to the cash-out amount.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | |
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Pradeep Fernandes	$ 25,000	15%	11/2/2022	6/30/2023	$ 606	$ 606	$ 25,000	$ -	$ 25,606	$ -	$ -	$ -	$ -	$ -
Promissory Note -Pradeep Fernandes	$ 15,000	15%	11/15/2022	6/30/2023	$ 284	$ 284	$ 15,000	$ -	$ 15,284	$ -	$ -	$ -	$ -	$ -
Promissory Note -Pradeep Fernandes	$ 30,000	15%	9/17/2022	6/30/2023	$ 1,295	$ 1,295	$ 30,000	$ -	$ 31,295	$ -	$ -	$ -	$ -	$ -
Promissory Note -Pradeep Fernandes	$ 50,000	12%	10/15/2021	6/30/2023	$ -	$ -	$ -	$ -	$ -	$ 1,266	$ 1,266	$ -	$ 50,000	$ 50,000
Promissory Note -Greg Vaisberg	$ 20,000	15.00%	12/30/2022	6/30/2023	$ 8	$ 8	$ 20,000	$ -	$ 20,008	$ -	$ -	$ -	$ -	$ -
Total					$ 2,192	$ 2,192	$ 90,000	$ -	$ 92,192	$ 1,266	$ 1,266	$ -	$ 50,000	$ 50,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 90,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-
Total	**$ 90,000**

Owner Loans

During the Company borrowed money from the shareholder Ilya Polokhin, the CEO and the major shareholder. The details of the loans from the owner are as follows:

| | Principal Amount | Interest Rate | Maturity Date | For the Year Ended December 2022 | | | For the Year Ended December 2021 | | |
Owner				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ilya Polokhin	$ 41,281	0.00%	6/30/2024	$ -	$ 41,281	$ 41,281	$ -	$ 32,650	$ 32,650
Total				$ -	$ 41,281	$ 41,281	$ -	$ 32,650	$ 32,650

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. The Company is planning to formalize this borrowing by issuing of the note with maturity date 06/30/2024.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Date of Conversion	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 2016	$ 71,857	2.00%	Fiscal Year 2016	05/25/2023	$ 1,437	$ 8,890	$ -	$ 71,857	$ 80,747	1,437	7,453	-	$ 71,857	79,310
Convertible Note 2017	$ 83,626	2.00%	Fiscal Year 2017	05/25/2023	$ 1,666	$ 9,237	$ -	$ 83,626	$ 92,863	1,666	7,572	-	$ 83,626	91,197
Convertible Note 2018	$ 112,010	2.00%	Fiscal Year 2018	05/25/2023	$ 2,234	$ 9,728	$ -	$ 112,010	$ 121,738	2,234	7,494	-	$ 112,010	119,504
Convertible Note 2019	$ 114,011	2.00%	Fiscal Year 2019	05/25/2023	$ 2,277	$ 7,589	$ -	$ 114,011	$ 121,600	2,277	5,312	-	$ 114,011	119,323
Convertible Note 2020	$ 33,889	2.00%	Fiscal Year 2020	05/25/2023	$ 671	$ 1,740	$ -	$ 33,889	$ 35,629	671	1,069	-	$ 33,889	34,958
Convertible Note 2021	$ 64,970	2.00%	Fiscal Year 2021	05/25/2023	$ 1,288	$ 2,136	$ -	$ 64,970	$ 67,106	848	848	-	$ 64,970	65,818
Total	$ 480,363				$ 9,573	$ 39,320	$ -	$ 480,363	$ 519,683	$ 9,133	$ 29,747	$ -	$ 480,363	$ 510,109

The convertible notes are convertible into preferred shares at a conversion price. The conversion price is equal to the lesser of either (1) the per share price of the Preferred Stock or (2) the quotient obtained by dividing (A) $5,000,000 (the "Target Valuation") by (B) the Fully Diluted Capitalization of the Company, as of immediately prior to the initial closing of the Qualified Equity Financing (including the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any equity incentive plan to be adopted in the connection with the Qualified Equity Financing, but excluding all notes which are converted into Capital Stock in connection with the Qualified Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

The company is currently undertaking the conversion of the Convertible Notes that have been issued thus far into shares of stock. This conversion process is anticipated to be completed prior to the commencement of the StartEngine fundraising campaign.

7. RELATED PARTY

In the period 2020 to 2022, the Company borrowed $41,281 from the founder and the CEO, Ilya Polokhin. The loan bears no interest rate and maturity date is not defined yet. The company is planning to formalize this borrowing by issuing of note with maturity date set on June 30, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $41,281 and 32,650, respectively.

Between January 1st 2023 and May 10, 2023, the Company borrowed $51,350 from the founder and the CEO, Ilya Polokhin. The loan bears no interest rate and a maturity date is not defined yet. The Company is planning to formalize this borrowing by issuing of note with a maturity date set on June, 2023.

In the year 2022, the company issued three promissory note to Pradeep Fernandes, a BOD member, in the amount of $70,000. The notes bear interest rate of 15% and maturity date is set to June 30, 2023.

In the year 2021, the company issued four promissory note to Pradeep Fernandes, a BOD member, in the amount of $50,000. The notes bear interest rate of 12% and were fully repaid in 2022.

In the year 2022, the company issued four promissory note to Greg Vaisberg, in the amount of $20,000 (one of the investors). The note bears an interest rate of 15% and maturity date is set to June 30, 2023.

In the year 2023, a promissory note in the amount of $5,000 was issued to a specific lender, Greg Vaisberg (one of the investors).

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 17, 2023, which is the date the financial statements were available to be issued.

Between January 1st 2023 and May 10, 2023, the Company borrowed $51,350 from the founder and the CEO, Ilya Polokhin. The loan bears no interest rate and a maturity date is not defined yet. The Company is planning to formalize this borrowing by issuing of note with a maturity date set on June, 2023.

In the year 2023, the company's payroll liabilities increased by $39,132, to total $54,757. The Company is planning to repay $39,132 of payroll liabilities by May 30, 2024.

In the year 2023, the company paid out payroll liabilities in the amount of $15,625.

In the year 2023, a promissory note in the amount of $5,000 was issued to a certain lender, Greg Vaisberg (one of the investors), a related party.

In the year 2023, a promissory note in the amount of $5,000 was issued to a certain lender.

The company is currently undertaking the conversion of the Convertible Notes that have been issued thus far into shares of stock. This conversion process is anticipated to be completed prior to the commencement of the StartEngine fundraising campaign.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $461,063, an operating cash flow loss of $423,474, and liquid assets in cash of $10,868, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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INVEST IN OCTONIC VR TODAY!

Give Your Treadmill Journey A Destination

VR Simulations, Inc. (dba "Octonic") is a software company that connects VR headsets with treadmills, allowing users to safely and comfortably exercise with friends in VR worlds the ...
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Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


octonic

$0 Raised

OVERVIEW | ABOUT | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Octonic changes the treadmill experience from a boring, monotonous, and isolated activity to a fun, social, and gamified workout by bringing VR to the treadmill, just as VR/AR headsets become lighter, smaller and faster, and the market is projected to grow at a 13.72% CAGR, reaching over $52.05 billion by 2027, catalyzed by Apple's industry-changing VR headset announcement on June 5th.*
- simulation center in NYC, and have significant experience working with VR locomotion, as well as with building and using motion simulators.
- As of the end of 2021, Octonic raised $450,000 from Waarde Capital global venture fund and $480,000 from a group of angel investors as part of an early seed round, which was used to grow the team and develop and market the product, which has been downloaded by over 6,000 users.

*Information from Statista (Source)

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RAISED	INVESTORS
$0	0

THE PITCH

Step Into A New World


octonic
The Premier
VR Solution For Treadmills and Beyond

THE PROBLEM	THE SOLUTION	THE VALUE PROP
Exercising on a treadmill is boring and isolating	We're bringing VR to traditional treadmill exercising	To create a next level socially focused fitness experience

Whether it's too cold outside, too hot, or too dark, the treadmill is always a convenient and comfortable option for exercise. Octonic VR takes the treadmill beyond convenience and comfort, and allows its users to safely exercise in the universe's most beautiful places and explore fantasy worlds created in VR with friends, AI bots, and runners from across the world. The company's VR application changes the treadmill experience from a boring, convenient exercise, to a fun, social, and gamified workout. Exercise anywhere, anytime, with whomever you want!





Octonic VR is led by a strong team with a significant amount of VR, gaming, and startup experience. Co-founder and CEO, Ilya Polokhin, has 6+ years of experience in VR simulator building and was previously the founder and CEO of the leading U.S. VR simulation center: Hubneo VR Lab. David Wen, co-founder and Chief Engineer, has 8+ years of experience in gaming and coding and previously ran Hubneo VR Lab as chief engineer. And Nahiyan Ahmad, Chief Business Officer, also adds a lot to the team with 7+ years of experience in VR startups and was previously VP of business development at Jump into the Light, a development studio and VR arcade in Manhattan.

Our core team previously created VR companies and have business & engineering degrees from Wharton, Duke & NYU



ILYA POLOKHIN
Head of Product/ CEO



DAVID WEN
Head of Software/Chief Engineer



NAHIYAN AHMAD
Head of Bus Dev/ CBO

THE PROBLEM & OUR SOLUTION

Adventure At The Touch Of A Button

Today's treadmill exercises can feel extremely boring. With music and videos as our only option, walking or running on a treadmill can feel monotonous and isolating, which makes staying motivated even more difficult.



It's time to give your treadmill workout a destination.

Walkers and runners can now download Octonic onto their mobile VR headsets, including currently on the Meta Quest 2 and Quest Pro and soon on Apple's new XR headset, and exercise in virtual environments either solo, or with friends, AI bots, or other walkers and runners from around the world. Octonic's system includes a content platform to access VR worlds, a VR social hub for private group races with friends or public competitors, and a performance board that allows runners to track their runs.

Octonic works with 99% of treadmills on the market in non-connected mode, where runners can adjust the physical treadmill's speed manually, utilizing a passthrough viewbox. The app also links with 40 treadmill brands in connected mode, allowing for full control over physical treadmills (start/stop, speed, etc.) from VR through Bluetooth connectivity. Octonic's Motion Engine precisely matches the physical treadmill speed with the VR speed, greatly mitigating motion sickness risk and empowering complete immersion.

Additionally, in collaboration with longstanding partner, NoblePro (the leading UK smart treadmill manufacturer), Octonic VR has created VR treadmill replicas of NoblePro treadmills, precisely calibrating in-headset treadmill visuals with the real thing, including handrails and the moving belt. So when people reach out to their virtual treadmills, they will touch their real NoblePro treadmills in complete synchronicity, creating what we believe to be the first-ever integrated VR fitness treadmill.

All You Need Is A Treadmill, VR Headset, & Octonic VR Software


Controller-free
hand tracking
Speed
0.0
MPH

Octonic's 3-level proprietary safety system makes VR treadmill running as safe as non-VR running. Its safety features include positional awareness to give runners real-time info about their position on the treadmill belt, a departure warning system that gives runners visual and audio cues if they leave the safety zone, and a passthrough feature that gives runners the option to switch out of virtual reality and into a passthrough view of the real world with the simple press of a button in their VR controls.


A Next Generation Fitness Experience
Exercise anywhere, anytime, with whomever you want
Treadmill Only
Treadmill + Audio
Treadmill + Video/News
Connected Treadmill
VR Treadmill
Immersiveness
Social Interaction
Entertainment
Sense of Novelty
Instant Gratification

In additional to the treadmill mode, Octonic offers a non-treadmill mode that allows runners without treadmills to exercise using the app. To make this happen, Octonic VR developed a Motion Engine feature that tracks runners' movements and adjusts their speed on the virtual running trail automatically. Runners also have the flexibility to enter the same library of virtual running trails available in treadmill mode. And for those moments when runners can use a treadmill, they can easily change modes within the app.



THE MARKET & OUR TRACTION

Combining Three Growing Markets

Octonic VR is targeting not just one, but three growing markets: in-home treadmill users, VR/AR headset users, and health & fitness club members. The global home treadmill market

is expected to grow at a CAGR of 3.3% over the next 5 years, reaching $4.31 billion by 2028, and the global VR/AR market is expected to grow at a CAGR of 13.72% over the next four years, reaching $52.05 billion by 2027 ([Source](#) | [Source](#)). Apple's XR headset announcement on June 5th will also play a significant role in helping the VR market accelerate. Additionally, the global health & fitness club market is currently estimated to be $70.3 billion, growing at a CAGR of 11.86% ([Source](#)), reaching $110.07 billion by 2027. Based on these, the company calculates its total addressable market to be valued at about $29.4 billion with 138M users by 2030.

The Growing Consumer Headset Adoption Presents Robust Opportunities

MARKET SHARE	TARGET MARKET	TOTAL ADDRESSABLE MARKET
14M	**36M**	**138M**
OCTONIC VR RUNNERS	TREADMILL RUNNERS	USERS
Octonic gross revenue estimated to be at $3.1B by 2030	Treadmill users among mobile headset owners & gym members	Installed based of treadmill users by 2030

Octonic VR launched its free demo product on SideQuest in February 2022, which received positive early reviews. In response to this success, the company released its product in Meta's AppLab store in August 2022, which followed in April 2023 by the launch of Octonic sales in Walmart's online store. Since the launch in 2022, Octonic VR has been downloaded by over 6,000 users. Octonic's model allows users to download Octonic as a demo for free giving them limited access to running worlds. For full access, users make in-app purchases or subscribe.





We've completed complex integrations with three global fitness equipment brands

Launched joined sales and marketing with major fitness brand, NoblePro

Launched the product on SideQuest, Meta's AppLab and Walmart

+6K
DOWNLOADS TO-DATE

As of the end of 2021, Octonic raised $450,000 from Waarde Capital and $500,000 from a group of angel investors as part of an early seed round. The company also filed utility patents on over 20 innovations for its motion engine and safety system.

WHY INVEST

Running Around The World And Beyond



Octonic VR's software has the potential to completely change the way people workout and the way people view the treadmill. And with Apple entering the VR market and supercharging the industry, now is potentially as good a time as ever to invest.

The company currently offers multiplayer running sessions for up to eight people and is working on building a social hub for runners. Octonic has also produced nine worlds and continues to add to its library of worlds every month, offering a variety of options that cater to

a wide variety of consumers, whether they are fitness enthusiasts, gamers, or recreational VR users. Currently, Octonic is in discussions to partner with gyms and rehabilitation centers to offer Octonic to the centers' customers for use with their treadmill equipment. As part of this offering, they are developing an in-app feature that allows fitness trainers to lead group exercise sessions. Besides treadmills, Octonic plans to expand the brand to include bikes, rowing machines, elliptical machines, and more.

The company's team also has unique knowledge of VR treadmill technology, after having built motion simulators for several years, which gives them esoteric insights into building their software. This makes it difficult for new market entrants to develop a competitive technology, thus giving Octonic a first-mover competitive advantage.


VR Headset Performance Evolution
Trend towards better performance and more compact headsets
SCREEN
2.3MP/72FPS
FOV
94 degrees
2019 Quest 1
SCREEN
3.5MP/90FPS
FOV
95 degrees
2020 Quest 2
SCREEN
4.7MP/120FPS
FOV
106 degrees
2022 Quest Pro
SCREEN
TBA
FOV
TBA
2023 Apple
SPECS
Improving
HEADSET SIZE
Decreasing
VISUAL QUALITY
Enhancing

**The above graphic depicts product specifications for VR headsets that are or anticipated to be compatible with Octonic's software. The Apple VR Headset does not have compatibility with Octonic's software at this time.*

We believe the company is well-positioned to capitalize as VR technology advances. This year alone will see the release of highly anticipated headsets like Apple's new XR headset, the Meta Quest 3, and the HTC Vive XR Elite. These new headsets will be smaller, lighter, and potentially more powerful in performance, so consumers will be able to exercise in comfort while experiencing increasingly realistic visuals.

And moving forward, Octonic's team is ready to raise their game even further for upcoming headsets, as well as for consumer AR glasses that will be released in the coming years.

As it stands, they've already maximized the current technology's limits to achieve photorealistic worlds.



Overall, the health and fitness space has been slow to innovate, while VR Fitness is a success story with applications like Beat Saber and SuperNatural driving VR adoption. Fitness equipment brands and gyms need a new hero product and Octonic is intensely focused on addressing this need. Join us, and let runners experience Octonic's virtual worlds and inspire their personal best, without leaving their home or gym!

People Are Loving Octonic VR



HOLANDA

I am enjoying this so much!... The way it is set up makes it safe as it calibrates to your personal treadmill. I love the current environments and look forward to new ones coming out...The music is also so positive and motivating. ==The time just speeds by when I am using it and makes the often boring treadmill experience so much more fun.==



BISHKER

I hated my workouts. I really really hated the workouts. I counted the seconds. ==This app just made my life much easier.==







DIANNE

Love it! It makes my morning walk fly by. In a city without a lot of blue skies this time of year, it's invigorating to see even if in VR!...==I'm excited to see your future creative scenery.==



MARTIN

I love it. I always found the treadmill quite boring and use VZfit for my rowing and cycling. Now I have Octonic for my treadmill and it has brought it to life. I am 76 and it was no problem for me to set it up and use it. I feel completely safe because I can see my treadmill control panel and the running surface through a clear portal of the surrounding environment...==This is the missing link for VR users.==

The above testimonials may not be representative of the opinions or of the experiences of other customers and is not a guarantee of future performance or success.

ABOUT

HEADQUARTERS
200 W 67th St #12D
New York, NY 10023

WEBSITE
View Site ↗

VR Simulations, Inc. (dba "Octonic") is a software company that connects VR headsets with treadmills, allowing users to safely and comfortably exercise with friends in VR worlds the company has created. As of the end of 2021, Octonic raised $930,000 as part of an early seed round.

TEAM



Ilya Polokhin
CEO, Co-Founder & Head of Product Development

Ilya founded and ran Hubneo VR Lab, the leading US VR simulation center, in 2017 after having started building VR motion simulators in 2014. This work led to co-founding Octonic with David in 2020. Prior to that, Ilya managed operations and finance in automotive and retail for fifteen years. Intertwined with his day-to-day job are his main hobbies: VR gaming and long-distance running. Ilya graduated from Lomonosov MSU with a BA in Economics and an MA in Finance, and holds an MBA degree from Wharton.





David (Nan) Wen
Co-Founder, Chief of Engineering & Head of Software

David has over eight years of experience working on everything from full-stack applications to system-level operations and AI. He has been in VR development with Unity since joining Ilya at Hubneo VR Lab in 2017. Outside of work, David is a competitive strategy game player and Expert+ Beat Saber regular. He graduated NYU with a BA in Computer Science & Game Design and is currently working on a Masters in Artificial Intelligence at Georgia Tech.







Nahiyan Ahmad
Chief Business Officer

Nahiyan was VP of Business Development & Operations at Jump Into The Light, a VR center in Manhattan, where in addition to his business operations duties, he also produced creative content alongside artists like Bill Pullman and Patricia Field. He has more than seven years of experience in the XR space, as well as prior experience in finance, strategy, and consulting. Outside of work, he has written for VR Trend Magazine about industry developments. Nahiyan graduated from Emory with a BA in Economics and holds an MBA degree from Duke.





Matt Fall
Head of Digital Marketing

Matt started his marketing career as a DC area nightclub promoter in the late 90s. In 2002 he moved to Los Angeles where he worked with some of the world's biggest brands and artists as both a DJ and marketing manager. In 2012 he moved to NYC to focus solely on marketing where he honed his skill set. He is a Google Certified Partner and has managed over $5 million in advertising budget. His interests are artificial intelligence, automation, dogs, music, spirituality, and XR.





Nathan Rees
3D Animator & Designer

Nathan has over twelve years in 3D animation and digital design experience. Previously he started Squishy Games where he published his first award-winning retro computer game called Rogue Invader. In addition, he was the Art Director for the inaugural FantasyCon convention held in Salt Lake City. Nathan has a BFA in Animation from Brigham Young University.

Nathan works 2.5 hours per week for Octonic.





Will Park
3D Environment Artist

Will is a game designer specializing in standalone VR-level design. He has a deep understanding of Unity's various components, tackling all aspects of the engine from full-fledged world-building to coding game systems. Currently a senior majoring in Design and Technology at Parsons School of Design, Will is broadening his horizons in the world of VR.

Will works 5 hours per week for Octonic.





Pradeep Fernandes
Board Member, Strategy Advisor & Investor

Pradeep is a seasoned commercial aviation executive, with over 25 years of experience in engineering, product strategy, finance, and leading teams. For over a decade, he has risen in the ranks at The Boeing Company and now serves as the Vice President of Strategy for Boeing Commercial Airplanes Division. He holds degrees from Wharton, MIT, and NYU.

Pradeep works 1.5 hours per week for Octonic.





Ricky Huff
Legal Counsel

Ricky, being a partner at Brown Huff and Zohar and having worked with dozens of startups, brings in a rare combination of legal expertise with entrepreneurial approach. The scope of his work includes commercial contracts, shareholder documentation, legal and privacy risks management. Ricky holds a JD from Florida State University College of Law.

Ricky works 5 hours per week for Octonic.





Mikahil Zhavoronkov
Business Advisor, Investor

Mikhail is a former Co-Founder of Octonic who now serves as a close advisor. Previously, he Co-Founded Guardhat, having raised 3 rounds of financing from over 25 VC funds, totaling more than $40 million. Earlier in his career, he worked in strategic planning in the steel industry. He holds an MBA from the University of Chicago Booth School of Business.

Mikhail works 1 hour per week for Octonic.





Ays Sharaev
Funding Advisor, Investor

Ays is a Partner and co-founder of the Luxembourg-based venture capital fund, Waarde Capital. His fund is one of Octonic's earliest and largest institutional investors. Waarde Capital invests in tech startups across the US, Europe, Israel, Southeast Asia, and Africa. Prior to Waarde, Ays worked in investment banking. Ays received his MBA from Wharton.

Ays works 1 hour per week for Octonic.





Greg Vaisberg
Tech Licensing Advisor, Investor

Over his career in tech business Greg has built and led a world-class legal team responsible for privacy and security, as well as supporting product and business development. Greg has a track record of successfully enabling nearly 20B in partnership, licensing and M&A transactions. Greg holds a JD from Santa Clara University and Wharton MBA.

Greg works 1 hour per week for Octonic.





Konstantin Tsarev
Marketing Advisor, Investor

Konstantin has over a decade of marketing and brand management experience in CPG (FMCG). Over his career he worked as a brand manager at Kimberly-Clark and GSK, and as a Customer Marketing Manager at Godiva. Konstantin holds a BA in Marketing Management from the University of St. Thomas and an MBA from UNC's Kenan-Flagler.

Konstantin works 1 hour per week for Octonic.



PRESS



VRScout
VR Game Turns Any Treadmill Into A Fitness Adventure

View Article

Mixed Reality News

VR Sports App Makes Quest 2 Compatible With Actual Treadmills

View Article

VR Fitness Insider Podcast

VR Fitness Insider Podcast – Episode 7: Octonic VR

View Article

Health Club Management

You Can Now Experience Bluetooth-Connected VR Treadmill Running With Octonic's 2.0 Release

View Article

Evening Standard

Why Virtual Reality Fitness Is The Ideal Escapism For Londoners

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Next time you step on the treadmill, you could be stepping onto an alien planet, discovering new, surprising terrains and landscapes. Or you could be stepping into a dystopian world, where you and your friends can overcome obstacles and cut people for survival. Or a futuristic arena, where you can push your run limits against human or AI competitors. Or you can jog through towering cliffs in a Grand Canyon-inspired world. Or you could just step on the treadmill for another boring workout.

We are at Octonic VR, and we turn ordinary workouts into fantastic adventures, making fitness actually fun, engaging, and social, while ensuring safety and comfort. You can use Octonic for treadmill workouts, or even when running in place for ellipticals.

We founded the Hubneo Lab in 2017, the leading US VR Simulation Center in New York City. At Hubneo, we were building our own VR motion simulators for racing and flying, while extensively using different VR locomotion solutions. That opened my eyes to a potentially huge opportunity. The VR headset market is forecast to grow to over $60 billion by 2030, and with that, a huge need for new VR experiences. At the same time, over 50 percent of people don't work out as much as they should, because well, they don't really enjoy it.

Octonic was born at the intersection of fitness and entertainment, creating engaging VR experiences that can safely work with the treadmill or without. Since launching on Meta's App Lab, we already have 6,000 recreational walkers and runners using Octonic. Not only does Octonic give fitness and gaming enthusiasts access to our ever-expanding library of immersive VR worlds, but it helps many of our clients with physical rehabilitation and stress management.

I know what you're thinking: Isn't it hard to run with a headset? Lately, we've seen an explosion in mobile VR technology, with headsets such as Meta Quest getting lighter, smaller, and faster every year. Just this year alone, Apple, Meta, and HTC have all released new VR headsets. We at Octonic are looking forward to not only supporting all major VR headsets, but also supporting new augmented reality headsets.

We designed a patented motion engine and safety system that ensures ease of use and a seamless running experience. Our software connects headsets with treadmills, allowing for synchronization between headset visuals and the moving treadmill belt. In addition, our positioning system with the mini avatar safety zone and see-through area helps runners stay safely on course while running. There is no doubt that runners will have peace of mind while using our app.

We want to position ourselves as the leading VR exercise and rehabilitation software, with the potential to expand into ellipticals, cycling, and other fitness machines. Our focus is on consumers now, but we're already working with gyms and fitness centers to make this a B2B product. Not to mention our long-standing partnerships in R&D and safety testing with multiple leading treadmill manufacturers. We aim to supercharge our marketing and development to make Octonic the household name in VR fitness. Invest today and be part of our fitness and wellness future.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "VR SIMULATIONS, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF MAY, A.D. 2023, AT 4:50 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6174128 8100

SR# 20232305908

Authentication: 203418823

Date: 05-24-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:50 PM 05/23/2023
FILED 04:50 PM 05/23/2023
SR 20232305908 - File Number 6174128

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

VR SIMULATIONS, INC.

1. This Certificate of Amendment (the "Certificate of Amendment") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on October 6, 2016 (the "Certificate of Incorporation").

2. The Certificate of Incorporation is hereby amended and restated in its entirety as follows:

ARTICLE ONE
NAME

The name of the Corporation is VR Simulations, Inc. (the "Corporation").

ARTICLE TWO
REGISTERED OFFICE AND AGENT

The address of the Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, DE 19958, County of Sussex. The name of its registered agent at such address is Harvard Business Services, Inc.

ARTICLE THREE
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE FOUR
CAPITAL STOCK

Section 1. Authorized Shares. The total number of shares of capital stock which the Corporation has authority to issue is 16,750,000 consisting of:

2,000,000 shares of Series Seed Preferred Stock, par value $0.0001 per share ("Series Seed Preferred Stock");

750,000 shares of preferred stock, par value $0.0001 per share ("Preferred Stock");

2,000,000 shares of Class A Common Stock, par value $0.0001 per share ("Class A Stock");

10,000,000 shares of Class B Common Stock, par value $0.0001 per share ("Class B Stock"); and

2,000,000 shares of Class C Common Stock, par value $0.0001 per share ("Class C Stock").

Section 2. Series Seed Preferred Stock. The Series Seed Preferred Stock shall, with respect to the payment of dividends, redemption rights, and the distribution of assets upon the occurrence of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation or any other payment or distribution with respect to the capital stock of the Corporation, rank senior to (i) all shares of Class A Stock, Class B Stock, and Class C Stock, and (ii) unless otherwise approved hereunder by the holders of a majority of the outstanding shares of the Series Seed Preferred Stock, all shares of each other class or series of capital stock of the Corporation hereafter created.

(a) Liquidation. In the event of a liquidation, dissolution or winding up of the Corporation, the holders of Series Seed Preferred Stock will have the right to be paid, before any distribution or payment is made to other holders of capital stock, an amount equal to $0.50 per share of Series Seed Preferred Stock. The remaining assets will be distributed *pro rata* to the holders of the Class A Common Stock, Class B Common Stock, and the Class C Common Stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

(b) Conversion.

   (i)   Voluntary. The Series Seed Preferred Stock may be converted at any time, at the option of the holder, into shares of Class A Common Stock. The conversion rate will initially be 1:1, subject to customary adjustments.

   (ii) Automatic. Each share Series Seed Preferred Stock will automatically convert into Class A Common Stock, at the then applicable conversion rate, upon (i) the closing of a firm commitment underwritten public offering of common stock, or (ii) the consent of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock.

(c) Voting. The holders of Series Seed Preferred Stock shall be entitled to one (1) vote per share on all matters to be voted on by the Corporation's shareholders.

(d) Certain Restrictions. So long as any shares of the Series Seed Preferred Stock are outstanding, consent of the holders of at least a majority of the Series Seed Preferred Stock will be required for any action that: (i) alters any provision of the certificate of

incorporation if it would adversely alter the rights, preferences, privileges or powers of the Series Seed Preferred Stock; (ii) changes the authorized number of shares of Series Seed Preferred Stock; or (iii) approves any merger, sale of assets or other corporate reorganization or acquisition.

(e) <u>Anti-Dilution</u>. Each holder of Series Seed Preferred Stock will have a right to purchase its *pro rata* share of any offering of new securities by the Corporation, except in the event such offering is made via crowdfunding. The *pro rata* share will be based on the ratio of (x) the number of shares of Class A Common Stock held by such holder (on an as-converted basis) to (y) the Company's fully-diluted capitalization (on an as-converted and as-exercised basis). This right will terminate on the earlier of (i) immediately prior to the Corporation's initial public offering or (ii) seven years after the date the holder of Series Seed Preferred Stock first invested capital (debt or equity) in the Corporation. Upon receipt of notice from the Company that an offering will occur, each holder shall have ten (10) business days to elect, in writing, to purchase its *pro rata* share of such offering; a holder shall be deemed to decline to purchase its *pro rata* share if the holder fails to provide written notice within the time period prescribed.

(f) <u>Information Rights</u>. As soon as practicable, the Company will deliver to each holder of Series Seed Preferred Stock, (i) unaudited annual financial statements and (ii) unaudited quarterly financial statements. The information rights will terminate upon an initial public offering.

(g) <u>Market Stand-Off</u>. Holders of Series Seed Preferred Stock may not to effect any transactions with respect to any of the Corporation's capital stock within 180 days following the Corporation's initial public offering, provided that all officers, directors and 1% stockholders of the Company are similarly bound.

Section 3. <u>Class A Stock, Class B Stock, and Class C Stock</u>. Except with respect to voting rights, as otherwise provided in this Section 3 or as otherwise required by applicable law, all shares of Class A Stock, Class B stock, and Class C Stock, shall be identical in all respects and shall entitled the holders thereof to the same rights and privileges, subject to the same qualifications, limitations, and restrictions, and Class B Stock and Class C Stock shall be treated by the Corporation identical to Class A Stock, as though Class A Stock, Class B Stock, and Class C Stock were of a single class.

(a) <u>Voting Rights</u>.

(i) <u>Class A Stock</u>. Except as otherwise provided in this Section 3 or as otherwise required by applicable law, the holders of Class A Stock shall be entitled to one (1) vote per share on all matters to be voted on by the Corporation's shareholders.

(ii)　Class B Stock. Except as otherwise provided in this Section 3 or as otherwise required by applicable law, the holders of Class B Stock shall be entitled to twenty (20) votes per share on all matters to be voted on by the Corporation's shareholders.

(iii)　Class C Stock. Except as otherwise provided in this Section 3 or as otherwise required by applicable law, the holders of Class C Stock shall have no voting rights.

(b)　Conversion.

(i)　Conversion of Class B Stock into Class A Stock. Subject to and upon compliance with the provisions of this Section 3 and exceptions or limitations as set forth in any applicable stockholder's agreement, if at any time the record holder of Class B Stock is other than the initial owner of record of such share of Class B Stock, such share of Class B Stock shall automatically convert to a share of Class A Stock. In addition, Class B Stock shall automatically convert to a share of Class A Stock if the holder of such Class B Stock is no longer employed by the Corporation for any reason.

(ii)　Conversion of Class C Stock into Class A Stock. The Board of Directors may, at any time, elect to convert Class C Stock into Class A Stock on a 1:1 basis.

Section 4. Blank Check Preferred Stock. The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences, and relative, participating, optional, and other special rights of each series of preferred stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

ARTICLE FIVE
DURATION

The Corporation is to have perpetual existence.

ARTICLE SIX
BOARD OF DIRECTORS

Section 1. Authority. The business and affairs of the Corporation shall be managed by or under the directions of the Board of Directors.

Section 2. Number of Directors. The number of directors which shall constitute the Board of Directors shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

Section 3. Election and Term of Office. The directors shall be elected by a plurality of the votes of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The directors shall be elected and shall hold office only in this manner, except as provided in Section 4 of this Article Six. Each director shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 4. Newly-Created Directorships and Vacancies. Newly created directorships resulting from any increase in the number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or any other cause may be filled, so long as there is at least one remaining director, only by the Board of Directors, provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Directors elected to fill a newly created directorship or other vacancies shall hold office until such director's successor has been duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided

Section 5. Removal of Directors. Any director may be removed from office at any time for cause, at a meeting called for that purpose, but only by the affirmative vote of the holders of at least 66-2/3% of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 6. Bylaws. The Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation. Notwithstanding the foregoing and anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the bylaws of the Corporation shall not be amended or repealed by the stockholders, and no provision inconsistent therewith shall be adopted by the stockholders, without the affirmative vote of the holders of 66-2/3% of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

ARTICLE SEVEN
AMENDMENT

Subject to Article Four hereof, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed herein and by the laws of the state of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation

or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation or otherwise, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock set forth in Article Four or as required by law, this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation or otherwise, the affirmative vote of the holders of at least 66-2/3% of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, shall be required to adopt any provision inconsistent with, to amend or repeal any provision of, or to adopt a bylaw inconsistent with, Articles Six, Seven, and Eight of this Amended and Restated Certificate of Incorporation.

ARTICLE EIGHT
LIMITATION OF LIABILITY AND INDEMNIFICATION

Section 1. Limitation of Liability.

(a) To the fullest extent permitted by the Delaware General Corporation Law as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders.

(b) Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Section 2. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA"), penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and

administrators; the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 2 of this Article Eight shall be a contract right and shall include the obligation of the Corporation to pay the expenses incurred in defending any such proceeding in advance of its final disposition (an "advance of expenses").

3. This amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Ilya Polokhin, its Chief Executive Officer, this 12th day of May 2023.

_____
By: Ilya Polokhin, its Chief Executive Officer

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]





This is a preview for demo purposes only.

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INVEST IN OCTONIC VR TODAY!

Give Your Treadmill Journey A Destination

VR Simulations, Inc. (dba "Octonic") is a software company that connects VR headsets with treadmills, allowing users to safely and comfortably exercise with friends in VR worlds the ...
Show more

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



octonic

$0 Raised

OVERVIEW ABOUT PRESS DISCUSSION INVESTING FAQS

REASONS TO INVEST



Octonic changes the treadmill experience from a boring, monotonous, and isolated activity to a fun, social, and gamified workout by bringing VR to the treadmill, just as VR/AR headsets become lighter, smaller and faster, and the market is projected to grow at a 13.72% CAGR, reaching over $52.05 billion by 2027, catalyzed by Apple's industry-changing VR headset



Co-founders, Ilya Polokhin and David Wen, worked closely with VR treadmills at their last startup, Hubneo VR Lab, a VR simulation center in NYC, and have significant experience working with VR locomotion, as well as with building and using motion simulators.



As of the end of 2021, Octonic raised $450,000 from Waarde Capital global venture fund and $480,000 from a group of angel investors as part of an early seed round, which was used to grow the team and develop and market the product, which has been downloaded by over 6,000 users.

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RAISED $0

INVESTORS 0

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OCTONIC VR IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
200 W 67th St #12D
New York, NY 10023

WEBSITE
View Site

VR Simulations, Inc. (dba "Octonic") is a software company that connects VR headsets with treadmills, allowing users to safely and comfortably exercise with friends in VR worlds the company has created. As of the end of 2021, Octonic raised $930,000 as part of an early seed round.

TEAM







Ilya Polokhin
CEO, Co-Founder & Head of Product Development

Ilya founded and ran Hubneo VR Lab, the leading US VR simulation center, in 2017 after having started building VR motion simulators in 2014. This work led to co-founding Octonic with David in 2020. Prior to that, Ilya managed operations and finance in automotive and retail for fifteen years. Intertwined with his day-to-day job are his main hobbies: VR gaming and long-distance running. Ilya graduated from Lomonosov MSU with a BA in Economics and an MA in Finance, and holds an MBA degree from Wharton.





David (Nan) Wen
Co-Founder, Chief of Engineering & Head of Software

David has over eight years of experience working on everything from full-stack applications to system-level operations and AI. He has been in VR development with Unity since joining Ilya at Hubneo VR Lab in 2017. Outside of work, David is a competitive strategy game player and Expert+ Beat Saber regular. He graduated NYU with a BA in Computer Science & Game Design and is currently working on a Masters in Artificial Intelligence at Georgia Tech.





Nahiyan Ahmad
Chief Business Officer

Nahiyan was VP of Business Development & Operations at Jump Into The Light, a VR center in Manhattan, where in addition to his business operations duties, he also produced creative content alongside artists like Bill Pullman and Patricia Field. He has more than seven years of experience in the XR space, as well as prior experience in finance, strategy, and consulting. Outside of work, he has written for VR Trend Magazine about industry developments. Nahiyan graduated from Emory with a BA in Economics and holds an MBA degree from Duke.





Matt Fall
Head of Digital Marketing

Matt started his marketing career as a DC area nightclub promoter in the late 90s. In 2002 he moved to Los Angeles where he worked with some of the world's biggest brands and artists as both a DJ and marketing manager. In 2012 he moved to NYC to focus solely on marketing where he honed his skill set. He is a Google Certified Partner and has managed over $5 million in advertising budget. His interests are artificial intelligence, automation, dogs, music, spirituality, and XR.





Nathan Rees
3D Animator & Designer

Nathan has over twelve years in 3D animation and digital design experience. Previously he started Squishy Games where he published his first award-winning retro computer game called Rogue Invader. In addition, he was the Art Director for the inaugural FantasyCon convention held in Salt Lake City. Nathan has a BFA in Animation from Brigham Young University.

Nathan works 2.5 hours per week for Octonic.





Will Park
3D Environment Artist

Will is a game designer specializing in standalone VR-level design. He has a deep understanding of Unity's various components, tackling all aspects of the engine from full-fledged world-building to coding game systems. Currently a senior majoring in Design and Technology at Parsons School of Design, Will is broadening his horizons in the world of VR.

Will works 5 hours per week for Octonic.





Pradeep Fernandes
Board Member, Strategy Advisor & Investor

Pradeep is a seasoned commercial aviation executive, with over 25 years of experience in engineering, product strategy, finance, and leading teams. For over a decade, he has risen in the ranks at The Boeing Company and now serves as the Vice President of Strategy for Boeing Commercial Airplanes Division. He holds degrees from Wharton, MIT, and NYU.

Pradeep works 1.5 hours per week for Octonic.





Ricky Huff
Legal Counsel

Ricky, being a partner at Brown Huff and Zohar and having worked with dozens of startups, brings in a rare combination of legal expertise with entrepreneurial approach. The scope of his work includes commercial contracts, shareholder documentation, legal and privacy risks management. Ricky holds a JD from Florida State University College of Law.

Ricky works 5 hours per week for Octonic.





Mikahil Zhavoronkov
Business Advisor, Investor

Mikhail is a former Co-Founder of Octonic who now serves as a close advisor. Previously, he Co-Founded Guardhat, having raised 3 rounds of financing from over 25 VC funds, totaling more than $40 million. Earlier in his career, he worked in strategic planning in the steel industry. He holds an MBA from the University of Chicago Booth School of Business.

Mikhail works 1 hour per week for Octonic.





Ays Sharaev
Funding Advisor, Investor

Ays is a Partner and co-founder of the Luxembourg-based venture capital fund, Waarde Capital. His fund is one of Octonic's earliest and largest institutional investors.





Greg Vaisberg
Tech Licensing Advisor, Investor

Over his career in tech business Greg has built and led a world-class legal team responsible for privacy and security, as well as supporting





Konstantin Tsarev
Marketing Advisor, Investor

Konstantin has over a decade of marketing and brand management experience in CPG (FMCG). Over his career he worked as a brand manager at Kimberly-Clark and



Waarde Capital invests in tech startups across the US, Europe, Israel, Southeast Asia, and Africa. Prior to Waarde, Ays worked in investment banking. Ays received his MBA from Wharton.

Ays works 1 hour per week for Octonic.



product and business development. Greg has a track record of successfully enabling nearly 20B in partnership, licensing and M&A transactions. Greg holds a JD from Santa Clara University and Wharton MBA.

Greg works 1 hour per week for Octonic.



GSK, and as a Customer Marketing Manager at Godiva. Konstantin holds a BA in Marketing Management from the University of St. Thomas and an MBA from UNC's Kenan-Flagler.

Konstantin works 1 hour per week for Octonic.



PRESS



VRScout
VR Game Turns Any Treadmill Into A Fitness Adventure

View Article



Mixed Reality News
VR Sports App Makes Quest 2 Compatible With Actual Treadmills

View Article



VR Fitness Insider Podcast
VR Fitness Insider Podcast – Episode 7: Octonic VR

View Article



Health Club Management
You Can Now Experience Bluetooth-Connected VR Treadmill Running With Octonic's 2.0 Release

View Article



Evening Standard
Why Virtual Reality Fitness Is The Ideal Escapism For Londoners

View Article

Show More Press

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Home › Blog › Blog Post

by **Nahiyan Ahmad** May 23, 2023

Octonic to Launch Public Offering in Support of its VR Fitness App



SIGN UP NOW

> The future of fitness is now. Apple's new XR headset will catalyze the XR industry, changing the way people communicate, work, train, and play forever, just as its iPhone did with the mobile industry and our lives in 2007. Now is your opportunity to invest in an app, designed for XR headsets, that will revolutionize fitness.

On June 7th, right after Apple's highly-anticipated introduction of their headset, Octonic, a NYC-based XR/VR fitness company, will be launching a public offering on StartEngine, enabling them to realize their full vision while helping runners and fitness enthusiasts alike exercise like never before. To learn more, investors can sign up to get the latest updates, and to reserve their spot in the public offering, they can register on Octonic's StartEngine page.

Popup on all pages after 7 seconds:


octonicvr.com
Sign up today to be the first to invest and get special equity discount
octonic
We will launch our public offering on June 7th on StartEngine. Your future investment will help to expand Octonic's product lineup, grow our distribution channels, and develop our industry partnerships. Together, we'll take Octonic to the next level and ensure that exercising will never be the same.
0d 16h 7m 32s
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INVEST NOW

https://octonicvr.com/posts/invest_startengine_apple_XR



by **Nahiyan Ahmed** May 23, 2023

Octonic to Launch Public Offering in Support of its VR Fitness App



SIGN UP NOW

> The future of fitness is now. Apple's new XR headset will catalyze the XR industry, changing the way people communicate, work, train, and play forever, just as its iPhone did with the mobile industry and our lives in 2007. Now is your opportunity to invest in an app, designed for XR headsets, that will revolutionize fitness.

On June 7th, right after Apple's highly-anticipated introduction of their headset, Octonic, a NYC-based XR/VR fitness company, will be launching a public offering on StartEngine, enabling them to realize their full vision while helping runners and fitness enthusiasts alike exercise like never before. To learn more, investors can sign up to get the latest updates, and to reserve their spot in the public offering, they can register on Octonic's StartEngine page.

https://octonic.com/invest (now redirects to SE)

Invest in the future of VR fitness with Octonic on StartEngine

Octonic is a **software** that converts any treadmill into a VR adventure with **friends** by connecting it with mobile VR headsets, precisely matching the physical treadmill speed with the VR speed, and allowing people to **safely** enjoy exercise like never before in a variety of Octonic's virtual worlds from the comfort of their home or gym. To be the first to invest in Octonic with StartEngine click here



Already selling through the Meta Store (AppLab) and through treadmill manufacturers. May 2023 launch on Walmart.com and Amazon. Over 6,000 users to-date.

A proprietary three-level Safety System and Motion Engine gives users peace of mind while exercising. Filed patents on 17 innovations.

Compatible with 40 treadmill brands in connected mode and with 99% of treadmills in non-connected mode. Includes run-in-place mode without a treadmill. Downloads onto leading mobile headsets.

Full hand-tracking with high quality realistic visuals, making workouts a breeze with today's lighter and smaller VR headsets. No more motion sickness!

SIGN UP NOW   **RESERVE NOW**

Reasons to Invest in Octonic

Give your VR workout a destination. Exercise anywhere, anytime, with whomever you want!



Octonic's team of gaming and fitness enthusiasts worked closely with VR treadmills and built VR motion simulators at their last startup. The company raised over $1M to build the product that is being sold today.

VR/AR headsets are becoming lighter, smaller and more powerful, with Apple, Meta, and HTC releasing new headsets in 2023, while the XR market is projected to grow at a 14% CAGR over the next years, reaching over $60 billion by 2030.

The fitness industry has been slow to innovate and needs hero products like Octonic. That's why VR fitness has been the driving force of VR adoption and why treadmill manufacturers and gyms want to partner with Octonic.

Octonic is platform agnostic and will support all future mobile VR/AR headsets. Beyond treadmills, Octonic will expand into bikes, rowing machines, ellipticals, and more.

SIGN UP NOW   **RESERVE NOW**

Invest in the future of VR fitness with Octonic

Thank you for your interest in becoming an investor. We will be launching a public offering in the coming weeks on StartEngine. Please sign up to receive updates and to be the first to know when the Octonic fundraising campaign launches!

Your future investment will help to expand Octonic's product lineup, grow our distribution channels, and develop our industry partnerships. To date, we've built a patented Motion Engine and Safety System, performed rigorous testing in conjunction with treadmill manufacturers, built a variety of running worlds, including social multiplayer options, and distributed the product to 6,000 customers, and counting. With your investment, we'll take the product to the next level and ensure that treadmill running will never be the same.

Sign up today to learn about our upcoming investment opportunities and to get special deals!

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INVEST IN OCTONIC VR TODAY!

Give Your Treadmill Journey A Destination

VR Simulations, Inc. (dba "Octonic") is a software company that connects VR headsets with treadmills, allowing users to safely and comfortably exercise with friends in VR worlds the ...
Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


octonic

$41,082.12 Raised

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS >

REASONS TO INVEST

- Octonic changes the treadmill experience from a boring, monotonous, and isolated activity to a fun, social, and gamified workout by bringing VR to the treadmill, just as VR/AR headsets become lighter, smaller and faster, and the market is projected to grow at a 13.72% CAGR, reaching over $52.05 billion by 2027, catalyzed by Apple's industry-changing VR headset announcement on June 5th.*

- Co-founders, Ilya Polokhin and David Wen, worked closely with VR treadmills at their last startup, Hubneo VR Lab, a VR simulation center in NYC, and have significant experience working with VR locomotion, as well as with building and using motion simulators.

Reserve Now

RAISED $41,082.12

INVESTORS 45

MailChimp:

June 2nd, 2023



Hi << Test First Name >>,

We are excited to announce that Octonic's public offering will go live on Wednesday, June 7th! We appreciate your past support of our work and hope you join us on our journey to change the way people work out. It is very important that you reserve your spot on our StartEngine page this week to take advantage of Early Bird perks (like equity bonuses) that will expire soon after the campaign starts.



RESERVE YOUR SPOT

This is an exciting time for the VR industry with Meta's announcement of the Meta Quest 3, in addition to Apple's anticipated XR headset announcement on June 5th, according to numerous reports. Without a doubt, industry growth will accelerate with the news, just as the mobile industry had done after the 2007 iPhone announcement. We are already making plans to develop Octonic for the Quest 3 and Apple, and will launch on both platforms soon after the headsets are released later this year.

We've made tremendous progress with the current technology and are confident that our customers will be impressed with the photo-realism of our latest running worlds we're releasing this season (see the video below). But with the Quest 3, Apple, and other next-generation headsets that will be smaller, lighter, and even more powerful, runners will be able to exercise in even greater comfort while experiencing increasingly realistic visuals.





RESERVE YOUR SPOT

We would be thrilled to welcome you as investors in Octonic, just as Meta's and Apple's announcements supercharge the XR space. Please register on StartEngine today to qualify for numerous perks we've assembled for our early investors. And if you have any questions, please reach out to us at partnerships@octonicvr.com.

Sincerely,

Ilya Polokhin
CEO and Co-founder

Invest on StartEngine
Promo Video
Download Octonic

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

June 1st, 2023

View this email in your browser



Hi << Test First Name >>,

We are excited to announce that Octonic's public offering will go live on Wednesday, June 7th! We hope you join us on our journey to change the way people work out. It is very important that you reserve your spot on our StartEngine page this week to take advantage of Early Bird perks (like equity bonuses) that we promised to you before.



RESERVE YOUR SPOT

These last few weeks have been a whirlwind as we've finished all requirements to offer our company stock publicly, including our Form C for the SEC. Now that this part of the process is complete, we're shifting our focus to our marketing efforts.

This is an exciting time for the VR industry with today's announcement of the Meta Quest 3, in addition to Apple's anticipated XR headset announcement on June 5th, according to numerous reports. Without a doubt, industry growth will accelerate with the news, just as the mobile industry had done after the 2007 iPhone announcement. We are already making plans to develop Octonic for the Quest 3 and Apple, and will launch on both platforms soon after the headsets are released later this year.

We've made tremendous progress with the current technology and are confident that our customers will be impressed with the photo-realism of our latest running worlds, we're releasing this season (see the video below). But with the Quest 3, Apple, and other next-generation headsets that will be smaller, lighter, and even more powerful, runners will be able to exercise in even greater comfort while experiencing increasingly realistic visuals.




RESERVE YOUR SPOT

We can't thank you enough for your early interest in our stock offering and would be thrilled to welcome you as investors in Octonic, just as Meta's and Apple's announcements supercharge the XR space. Please register on StartEngine today to qualify for numerous perks we've assembled for our early investors. And if you have any questions, please reach out to us at partnerships@octonicvr.com.

Sincerely,

Ilya Polokhin
CEO and Cofounder
Octonic VR - NY
Promo Video
Invest on StartEngine
Download Octonic

April 28th, 2023



Hi ,

In the coming weeks, Octonic, a NYC-based VR fitness company, will be launching a public offering on StartEngine and I hope you consider investing in our company to help us take our product, currently selling on Meta's AppLab store, to the next level and change the fitness industry.

If you'd like to learn more about Octonic and our product, please check out our promo video and let me know if you are interested in reviewing our investor deck.

To join our mailing list, be the first to know when our campaign starts, and be eligible for an equity bonus, please sign up here. And feel free to reach out to me directly at ilya@octonicxr.com with any questions.

Sincerely,
Ilya Polokhin
CEO and Co-founder
Octonic VR - NY
Become an Investor

Facebook:

https://www.facebook.com/octonicvr/posts/pfbid0VaKRssDFqwmKfP19xsPkfiuZv7B7Bta1diygBRYKYbBHxKeC4ARpREBihtgur1TDl

Octonic
Published by Matt Fall · April 4 ·

Get ready to invest in the Future of Fitness!

Countdown to the Octonic public offering campaign on StartEngine, allowing investors to purchase shares and become pioneers of the VR fitness movement, is right around the corner. Our team is looking forward to partnering with you to expand Octonic's product lineup, grow our distribution channels, and develop our industry partnerships. To receive updates about the campaign and to be the first to know when it launches, please sign up at https://octonicvr.com/invest

Time is running out to become a VIP Member of our investor community, giving you an exclusive equity bonus for your investment, in addition to direct access to our team, as well as special newsletter updates from our CEO. To become a VIP Member, just choose VIP after signing up at https://octonicvr.com/invest

#vr #virtualreality #xr #vrfitness #fitness #startup #startengine #metaquest #investors #angelinvestors #vc #equitycrowdfunding #metaquest2 #immersive #virtualworlds #gaming #virtualrealityfitness #vrworkout #vrrunning #running #walking #jogging #homeworkout #homegym #treadmill

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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Octonic
Published by Matt Fall · May 8 at 2:48 PM

Give your workout a destination with Octonic VR. Transform boring treadmill workouts into VR fitness adventures with Octonic's virtual worlds, and inspire your personal best without leaving your home or gym! Subscribe to our YouTube channel, sign up to become an investor, and download Octonic for free as we revolutionize fitness. 🏃 🏃 🏃

#homeworkout #vrworkout #metaquest2 #metaquestpro #MetaQuest #treadmill #fitness #workout #running #cardio #homegym #treadmillmanual #treadmillworkout #runner #training #fitnessmotivation #gymlife #exercise #vrfitness #personaltrainer

Subscribe: https://www.youtube.com/watch?v=OxgMIJe6_zs
Invest: https://octonicvr.com/invest/...
Download: https://www.oculus.com/experie.../quest/6444605465612240/...


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octonicvr Invest in the Future of Fitness
Octonic will be launching a public offering campaign soon on StartEngine, allowing investors to purchase shares and contribute to the growth of the company. Our team is looking forward to partnering with you to expand our product lineup, grow our distribution channels, and develop our industry partnerships. To receive updates about the campaign and to be the first to know when it launches, please sign up at https://octonicvr.com/invest
During the sign up you will also be offered a chance to become a VIP Member of our investor community, giving you an exclusive equity bonus for your investment, in addition to direct access to our team, as well as special newsletter updates from our CEO. To become a VIP Member, just choose VIP offering after signing up at https://octonicvr.com/invest
#vr #virtualreality #xr #vrfitness #fitness #startup #startengine #metaquest #investors #angelinvestors #vc #equitycrowdfunding
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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octonicvr Get ready to invest in the Future of Fitness!
Countdown to the Octonic public offering campaign on StartEngine, allowing investors to purchase shares and become pioneers of the VR fitness movement, is right around the corner. Our team is looking forward to partnering with you to expand Octonic's product lineup, grow our distribution channels, and develop our industry partnerships. To receive updates about the campaign and to be the first to know when it launches, please sign up at https://octonicvr.com/invest
Time is running out to become a VIP Member of our investor community, giving you an exclusive equity bonus for your investment, in addition to direct access to our team, as well as special newsletter updates from our CEO. To become a VIP Member, just choose VIP after signing up at https://octonicvr.com/invest
#vr #virtualreality #xr #vrfitness #fitness #startup #startengine #metaquest #investors #angelinvestors #vc #equitycrowdfunding #metaquest2 #immersive #virtualworlds #gaming #virtualrealityfitness #vrworkout #vrrunning #running #walking #jogging #homeworkout #homegym #treadmill
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION
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octonicvr Give your workout a destination with Octonic VR. Transform boring treadmill workouts into VR fitness adventures with Octonic's virtual worlds, and inspire your personal best without leaving your home or gym! Subscribe to our YouTube channel, sign up to become an investor, and download Octonic for free as we revolutionize fitness.
Finally, check out our new promo video for our Start Engine campaign!
#homeworkout #vrworkout #metaquest2 #metaquestpro #MetaQuest #treadmill #fitness #workout #running #cardio #homegym #treadmillmanual #treadmillworkout #runner #training #fitnessmotivation #gymlife #exercise #vrfitness #personaltrainer
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b8bskateboards Great idea
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rks_xo Omg... this has been my dream for years...
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mutesolo407 Would you guys like to incorporate this with the Infinadeck? You can see that I'm playing the piano on one in my profile picture. Our company does the
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miniCompanyUrn=urn%3Ali%3Afs_miniCompany%3A73797936&lipi=urn%3Ali%3Apage%3A
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Octonic
119 followers
1mo · 🌐

Check out our new promo video and subscribe to Octonic's YouTube channel!

We transform boring treadmill workouts into VR fitness adventures with
Octonic's virtual worlds, and inspire your personal best without leaving your
home or gym! 🏃🏃🏃

YouTube: https://lnkd.in/gmqqkr8F
Investor sign up: https://lnkd.in/gQss7Wj2
Product download: https://lnkd.in/gT_MR5Yh

#homeworkout #vrworkout #metaquest2 #metaquestpro #MetaQuest
#treadmill #fitness #workout #running #cardio #homegym #treadmillmanual
#treadmillworkout #runner #training #fitnessmotivation #gymlife #exercise
#vrfitness #personaltrainer



Give your workout a destination with Octonic
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Octonic
119 followers
2mo · 🌐

Get ready to invest in the Future of Fitness!

Countdown to the Octonic public offering campaign on StartEngine, allowing investors to purchase shares and become pic ✏️ ✉️ 🔗 VR fitness movement, is right around the corner. Our team is looking forward to partnering with you to expand Octonic's product lineup, grow our distribution channels, and develop our industry partnerships. To receive updates about the campaign and to be the first to know when it launches, please sign up at https://lnkd.in/eEWWfiQT

Time is running out to become a VIP Member of our investor community, giving you an exclusive equity bonus for your investment, in addition to direct access to our team, as well as special newsletter updates from our CEO. To become a VIP Member, just choose VIP after signing up at https://lnkd.in/eEWWfiQT

#vr #virtualreality #xr #vrfitness #fitness #startup #startengine #metaquest #investors #angelinvestors #vc #equitycrowdfunding #metaquest2 #immersive #virtualworlds #gaming #virtualrealityfitness #vrworkout #vrrunning #running #walking #jogging #homeworkout #homegym #treadmill

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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VR **Invest** Amazing opportunity to invest in VR.
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r/OculusQuest · Posted by u/OctonicVR 1 month ago

Give your workout a destination with Octonic VR

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Registration for Octonic's public offering on StartEngine is now live! To qualify for Early Bird equity bonuses available to the campaign's first investors, register today.

Reserve your spot: https://www.startengine.com/offering/octonicvr?utm_source=sqpost1

Octonic's team of gaming and fitness enthusiasts worked closely with VR treadmills and built VR motion simulators at their last startup. The company raised over $1M to build the product that is being sold today.

VR/AR headsets are becoming lighter, smaller and more powerful, with Apple, Meta, and HTC releasing new headsets in 2023, while the XR market is projected to grow at a 14% CAGR over the next few years, reaching over $60 billion by 2030.

The fitness industry has been slow to innovate and needs hero products like Octonic. That's why VR fitness has been the driving force of VR adoption and why treadmill manufacturers and gyms want to partner with Octonic.

Octonic is platform agnostic and will support all future mobile VR/AR headsets. Beyond treadmills, Octonic will expand into bikes, rowing machines, ellipticals, and more.

To learn more, sign up here: https://www.startengine.com/offering/octonicvr?utm_source=sqpost1

Questions? Reach out to us at partnerships@octonicvr.com

#startup #investing #crowdfunding #vrrunning #vrfitness #fitness #games #vrworkout #angelinvesting

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Description
Octonic is an XR/VR software that connects mobile headsets with treadmills, allowing you to safely and comfortably exercise with friends in virtual worlds, without leaving your home or gym.
Registration for Octonic's public offering on StartEngine is now live! To qualify for Early Bird equity bonuses available to the campaign's first investors, register today.
Reserve your spot: https://www.startengine.com/offering/octonicvr?utm_source=ytse1
Questions? Reach out to us at partnerships@octonicvr.com
#startup #investing #crowdfunding #vrrunning #vrfitness #fitness #games #vrworkout #angelinvesting
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Joined Apr 27, 2021
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https://www.youtube.com/watch?v=OxgMlJe6_zs



Give your workout a destination with Octonic

Octonic
82 subscribers

🔔 Subscribed ⌄   👍 10   👎   ↱ Share   ↓ Download   ✂ Clip   ⋯

4,417 views May 4, 2023 #fitness #games #startup
Registration for Octonic's public offering on StartEngine is now live! To qualify for Early Bird equity bonuses available to the campaign's first investors, register today.

Reserve your spot: https://www.startengine.com/offering/...

Octonic's team of gaming and fitness enthusiasts worked closely with VR treadmills and built VR motion simulators at their last startup. The company raised over $1M to build the product that is being sold today.

VR/AR headsets are becoming lighter, smaller and more powerful, with Apple, Meta, and HTC releasing new headsets in 2023, while the XR market is projected to grow at a 14% CAGR over the next few years, reaching over $60 billion by 2030.

The fitness industry has been slow to innovate and needs hero products like Octonic. That's why VR fitness has been the driving force of VR adoption and why treadmill manufacturers and gyms want to partner with Octonic.

Octonic is platform agnostic and will support all future mobile VR/AR headsets. Beyond treadmills, Octonic will expand into bikes, rowing machines, ellipticals, and more.

https://www.youtube.com/watch?v=vofN4HoDw4c

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Introducing Octonic VR 3.0 - Non-Treadmill Run-In-Place

Octonic
82 subscribers

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79 views Apr 20, 2023 #fitness #games #startup
Registration for Octonic's public offering on StartEngine is now live! To qualify for Early Bird equity bonuses available to the campaign's first investors, register today.

Reserve your spot: https://www.startengine.com/offering/...

Octonic's team of gaming and fitness enthusiasts worked closely with VR treadmills and built VR motion simulators at their last startup. The company raised over $1M to build the product that is being sold today.

VR/AR headsets are becoming lighter, smaller and more powerful, with Apple, Meta, and HTC releasing new headsets in 2023, while the XR market is projected to grow at a 14% CAGR over the next few years, reaching over $60 billion by 2030.

The fitness industry has been slow to innovate and needs hero products like Octonic. That's why VR fitness has been the driving force of VR adoption and why treadmill